Filed Pursuant to Rule 433

Registration No. 333-132936-14

Structured Products For more information, please call the Structured Products Desk: 1-888-537-4898 or email: structured.notes@credit-suisse.com

ARES®

Accelerated Return Securities (ARES®) offer leveraged upside and one-for-one downside participation.

Underlyings:	Overview
ARES can be linked to underlyings that span the globe and include many asset classes: Indices Baskets Single Stocks Commodities Foreign Exchange Rates Interest Rates

ARES provide a potentially attractive alternative to a direct investment in the underlying. For bullish investors, ARES provide investors with leveraged upside on the underlying. ARES are not principal protected. Investors have the downside equivalent to a directly owned long position in the underlying (excluding dividends). ARES should be treated as capital securities for tax purposes.

Upside

ARES provide investors with leveraged exposure to the underlying. Any upside will be magnified, although some may be structured with a cap.

Downside

ARES are not a principal-protected investment. A decline in the underlying will result in an equal loss of principal.

Risks

  Principal Risk – ARES are not principal-protected, which means investors should be able to risk loss of their principal amount.

  Liquidity and Market Risk – The securities will not be listed on any stock exchange. ARES are intended for investors who plan to hold the securities until maturity. Holders choosing to sell the securities prior to maturity may receive an amount less than the amount such holder would have received if the ARES were held to maturity. Credit Suisse intends to maintain a secondary market in the securities, although it is not required to do so and may stop making a market at any time.

  Credit Risk – Investors are assuming credit risk of the issuer.

  No Dividends – Investors do not receive the dividends associated with owning the underlying directly.

ARES Sample Terms		Redemption Amount at Maturity: Principal Amount x (1 + Return)

Underlying*:	TBD	Return:	If the Final Level > or = to Initial Level, then the Return equals:
Maturity Date:	2 Years		1.65 x [(Final Level - Initial Level) / Initial Level], may be subject to a cap
Cap:	Uncapped		If the Final Level < Initial Level then the Return equals:
Upside Participation:	165%		[(Final Level - Initial Level) / Initial Level].
Downside Participation:	100%
Downside Risk:	No principal
	protection

* Sample terms will vary depending on the underlying and terms of the securities.

Any tax statement herein regarding any US Federal Tax is not intended or written to be used and cannot be used, by any taxpayer for the purpose of avoiding any penalties. Any such statement herein was written to support the marketing or promotion of the transaction(s) or matter(s) to which the statement relates.

This document is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction outside the United States where such distribution, publication, availability or use would be contrary to law or regulation or which would subject Credit Suisse or its subsidiaries or affiliates (collectively “Credit Suisse”) to any registration or licensing requirement within such jurisdiction.

Nothing in this document constitutes investment, legal, accounting or tax advice or a representation that any investment strategy or service is suitable or appropriate to your individual circumstances.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Credit Suisse has filed with the SEC for more complete information about Credit Suisse and to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1 (800) 221-1037.

ARES is a registered trademark of Credit Suisse and its affiliates.

			Invested Principal Amount	Underlying % Return	ARES % Return	Redemption Amount at Maturity

			$10,000	-100%	-100%	$0
			$10,000	-80%	-80%	$2,000
			$10,000	-60%	-60%	$4,000
			$10,000	-40%	-40%	$6,000
			$10,000	-20%	-20%	$8,000
			$10,000	0%	0%	$10,000
			$10,000	20%	33%	$13,300
			$10,000	40%	66%	$16,600
			$10,000	60%	99%	$19,900
			$10,000	80%	132%	$23,200
			$10,000	100%	165%	$26,500

			*The examples shown are for illustrative purposes only. The actual return will depend on the terms set forth in the ARES pricing supplement.

Customization

There are many different ways to structure ARES in addition to choosing among a variety of underlyings. For example, if investors prefer a higher upside participation rate or shorter maturities, the ARES can be capped. More upside can also be provided for longer maturity dates.

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